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Edward Cruz

Founder/CEO at Go For Vertical: We Build Technology and Launch Startups

Tucson, Arizona · 411 connections · Contact info

Go For Vertical

Washington University in St. Louis

About

Building technology successfully is hard, and launching startups around it is even harder. In fact, it's a lot like climbing a vertical rock face. But you can do it with the right team, planning, and execution. So that's what we do here at Go For Vertical, the tech incubator I founded in Tucson, Arizona.

Experience

Founder/CEO
Go For Vertical
May 2015 – Present · 4 yrs 4 mos
Tucson, Arizona Area

Go For Vertical is a completely new kind of tech incubator, and we're in Tucson.

Go For Vertical helps build teams, develop technology and launch startups. We first started helping teams in Tucson, AZ and Austin, TX in 2015, and have been working with startups here and abroad ever since to deliver the solutions they need to go to market.

And we do it all in record time with Vertical, our battle-proven framework that we use to find the right path for each startup, and deliver real results.... See more

Founder/CEO
Melior Technologies
Mar 2001 – Mar 2017 · 16 yrs 1 mo

Melior Technologies is an Austin, TX-based company specializing in Software Release Consulting.

Consultant
Pinnacle Rock Associates
Nov 2003 – Apr 2007 · 3 yrs 6 mos

E-commerce consultant specializing in Java development and SQA. Delivered web-enabled sites for big box corporate clients including Home Depot, La-Z-Boy, West Marine, Duty Free Stores, and more.

Education

Washington University in St. Louis
Candidate for B.A., Physics, Russian
1983 – 1986



Web 2.0 · 11

Eduard Gomberg and 10 connections have given endorsements for this skill

Entrepreneurship · 9

Endorsed by **Samuel Garst, who is highly skilled at this**

Online Social Networking · 7

Larry Holt and 6 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (1)   Given (3)

Samuel Garst

Entrepreneur - Digital
Marketer - Product
Designer & Developer

July 31, 2016, Edward worked
with Samuel in the same group

I had the pleasure of working with Ed as we were developing the
first version of the oneGreek mobile app. He was referred to me
by another friend and mentor for his talent in QA. Having just
completed a 40 page spec doc, I was initially reticent to bring on
another set of eyes to scrutinize our document as w... **See more**

